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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                               GLASSMASTER COMPANY
                                (Name of Issuer)


                     Common Stock, par value $.03 per share
                         (Title of Class of Securities)


                                    37722620
                                 (CUSIP Number)


                              Raymond M. Trewhella
                                  P.O. Box 788
                               Lexington, SC 29071
                                  803-359-2594

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                October 15, 1997

                      (Date of Event which Requires Filing
                               of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.


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                                  SCHEDULE 13D

CUSIP No. 37722620

1.      Name of Reporting Person
        I.R.S. Identification No. of Above Person

                  Raymond M. Trewhella

2.      Check the Appropriate Box if a Member of a Group               (a)/__/
                                                                       (b)/__/
3.      SEC Use Only

4.      Source of Funds

                  PF

5.      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /__/

6.      Citizenship or Place of Organization

                 United States of America

        Number of                  7.      Sole Voting Power
        Shares                                      75,875
        Beneficially
        Owned by                   8.      Shared Voting Power
        Each                                         5,334
        Reporting
        Person                     9.      Sole Dispositive Power
        With:                                       75,875

                                   10.     Shared Dispositive Power
                                                     5,334

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

                 81,209 shares (see Item 5)

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares                                                    /__/

13.     Percent of Class Represented by Amount in Row (11)

                 5.0% (see Item 5)

14.     Type of Reporting Person

                 IN

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ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $.03 per share (the "Common Stock") of Glassmaster Company, a South Carolina corporation (the "Company"). The principal executive offices of the Company are located at U.S. Highway I-20 at S.C. Highway No. 6, P.O. Box 788, Lexington, SC 29071.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Raymond M. Trewhella.

         (b) Mr. Trewhella's business address is P.O. Box 788, Lexington, South Carolina 29071.

         (c) Mr. Trewhella is the President and Chief Operating Officer of the Company.

         (d) During the last five years, Mr. Trewhella has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Trewhella was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which caused him to be subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or which found any violation with respect to such laws.

         (f) Mr. Trewhella is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds used to acquire the Common Stock were Mr. Trewhella's personal funds. No Common Stock has been purchased using borrowed funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Trewhella's ownership of the Common Stock is for investment purposes. Except in the ordinary course of the business of the Company, Mr. Trewhella currently has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of October 15, 1997, Mr. Trewhella beneficially owns (a) 72,875 shares of Common Stock individually (with respect to which Mr. Trewhella has sole voting and dispositive power); (b) 1,835 shares of Common Stock jointly with his wife (with respect to which Mr. Trewhella shares voting and dispositive power with his wife); (c) 2,500 shares of Common Stock owned directly by his wife (with respect to which voting and dispositive power is deemed to be shared by Mr. Trewhella with his wife); (d) 999 shares of Common Stock held by Mr. Trewhella as custodian for his children (with respect to which Mr. Trewhella shares voting and dispositive power with his children); and (e) 3,000 shares of Common Stock reserved for issuance to Mr. Trewhella pursuant to stock options that are currently exercisable, the sum of clauses (a), (b), (c), (d) and (e) representing 5.0% of the outstanding shares of Common Stock (after giving effect to the exercise of the options). Mr. Trewhella disclaims beneficial ownership of the shares of Common Stock owned directly by his wife specified in clause (c). Mr. Trewhella has effected no transactions in the Common Stock during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None




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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                /s/ Raymond M. Trewhella
                                                ------------------------
                                                 Raymond M. Trewhella

Dated:  October 20, 1997



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